UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ELEVEN BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28622106

(CUSIP Number)

June 2, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28622106

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,255,572
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,255,572
9	Aggregate amount beneficially owned by each reporting person. 2,255,572
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.3%*
12	Type of reporting person OO

*	Based on 19,881,725 shares of common stock reported to be outstanding as of April 30, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.

CUSIP No. 28622106

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,255,572
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,255,572
9	Aggregate amount beneficially owned by each reporting person. 2,255,572
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.3%*
12	Type of reporting person CO

*	Based on 19,881,725 shares of common stock reported to be outstanding as of April 30, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.

CUSIP No. 28622106

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 475,000
	6	Shared voting power. -0-
	7	Sole dispositive power. 475,000
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 475,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.4%*
12	Type of reporting person OO

*	Based on 19,881,725 shares of common stock reported to be outstanding as of April 30, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.

CUSIP No. 28622106

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,255,572
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,255,572
9	Aggregate amount beneficially owned by each reporting person. 2,255,572
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.3%*
12	Type of reporting person IN

*	Based on 19,881,725 shares of common stock reported to be outstanding as of April 30, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on May 25, 2016 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis. Boxer Capital, Boxer Management, MVA Investors and Joe Lewis are collectively referred to herein as the “Reporting Persons.” The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,255,572* shares of Common Stock. MVA Investors beneficially owns 475,000* shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 11.3%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by MVA Investors represent 2.4%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has the sole power to vote or direct the vote of the 475,000* shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,255,572* shares of Common Stock they beneficially own. MVA Investors does not have power to vote or to direct the vote of any shares of Common Stock.

(iii)	Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose or direct the disposition of the 475,000* shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or direct the disposition of the 2,255,572* shares of Common Stock they beneficially own. MVA Investors does not have shared power to dispose of or direct the disposition of any shares of Common Stock.

*	The Reporting Persons may be deemed to beneficially own 2,730,572 shares of Common Stock which constitute approximately 13.7% of the Issuer’s outstanding shares of Common Stock (based on 19,881,725 shares of Common Stock reported to be outstanding as of April 30, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016). Boxer Capital has shared voting and dispositive power with regard to the shares of Common Stock it owns directly. Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the shares of Common Stock owned directly by Boxer Capital. MVA Investors has sole voting and dispositive power with regard to the shares of Common Stock it owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the shares of Common Stock held by MVA Investors.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits

1         Joint Filing Agreement, dated May 25, 2016, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G dated May 25, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Signatory

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually